UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-33429

Acorn International, Inc.

(Registrant’s name)

5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200042, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBITS

Exhibit 99.1 – Acorn International Reports Financial Results for the Third Quarter of 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2018
Acorn International, Inc
	By:	/s/ Jacob Alexander Fisch
Name: Jacob Alexander Fisch
Title: Chief Executive officer